Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a list of talking points being made available by Dell, Inc. to customers of its storage business.

Dell and EMC Acquisition and Storage Strategy Talking Points

On October 12, 2015, Dell announced the proposed acquisition of EMC. It is anticipated that the transaction will close sometime between May and October 2016 and it is important to remember that Dell and EMC will continue to operate as separate companies and compete vigorously until the transaction closes. During this period, you are likely to field many questions from customers and partners about how our respective storage products may compete against or complement each other. In addition, customers and partners will ask about Dell’s commitment to its existing storage portfolio of SC, PS and MD Series of products.

This document summarizes previously communicated statements on our position and endeavors to answer some of your questions around our storage strategy in light of the announcement of the proposed acquisition.

Q: Is Dell committed to its existing customer base? Will we walk away from the SC Series? What public statements have we made that can be shared with customers?

Let’s be direct - Dell is fully committed to its customers, and we’ve been very open and public about this. On October 15, a few days after the announcement of the proposed acquisition, Michael Dell sent a letter directly to our storage customers. Here are some key excerpts from this letter:

•	“Dell is fully committed to your success and to all of our products and solutions. “

•	“We will continue to both enhance and support all our storage and enterprise offerings”.

•	“We are committed to ensuring…that you have a clear path forward to new technologies, much like we are doing with the Dell SC Series.”

Q: EMC storage products, including VNXe, VNX, VMAX and Isilon have a larger market share than Dell’s storage portfolio, as stated by IDC in their press release on June 5, 2015. Does that mean Dell’s storage products will be discontinued when the acquisition is consummated?

First, until the transaction closes, Dell and EMC will continue to operate as separate companies, independently serving the needs of our respective bases we always have. Dell and EMC have kicked off an integration planning process which will address the combined portfolio post closure, but the fact remains that each company has a strong market presence in different customer segments and price bands. Until the acquisition closes, public statements and historical behavior provide a more accurate guide.

Here’s a quote from Michael Dell in November in response to concerns regarding excessive overlap:

“If you look at the two companies and the two portfolios, they’re actually highly complementary. In storage, there are some overlaps, but what our storage product lines are trying to do and what the EMC products are trying to do are somewhat different. And EMC probably has seven or so main storage product lines. We have one or two main storage product lines. Going from seven to eight or seven to nine is not a problem at all. We’d much rather have an overlap than a gap, and so we’re going to continue all the product lines. And we’ll continue to enhance them and improve them. We’re not going to leave any customers behind here.”

We believe the current PS Series and SC Series storage products are good examples of Dell’s historical behavior. Here, Dell has supported multiple product lines, and brought its customers forward. We endeavored to ensure that our customers did not get left behind.

Q: As a group, what do our customers and channel partners say about the acquisition? Are they worried?

Quite to the contrary. Many customers appear to see the acquisition as a benefit. A recent survey from the Enterprise Strategy Group of approximately 200 IT professionals at existing customers of Dell and EMC in North America shows that 92% of the respondents believed the proposed acquisition and its impact would either benefit, or have no impact on their organization. In the same survey, a majority of respondents expressed a belief that the acquisition would bring more innovation, not less, and more stability than before, while a minority of respondents did not anticipate realizing any benefits from the proposed acquisition. Half of the respondents believed it would simplify vendor managementi.

Q: Can you provide additional examples of what some of your channel partners have said in connection with some of your prior acquisitions?

The following are quotes from two of our channel partners with personal experience of the transition that followed our acquisitions of Compellent and EqualLogic in 2011 and 2008, respectively:

“Dell has done a good job with Compellent and EqualLogic,” Scott Winslow told CRN. “We’ve lately seen Dell start to consolidate these offerings, taking the best of EqualLogic iSCSI technology and Compellent’s tiering technology. And they have announced upgrade paths.”

“Dell’s success comes from its focus on ensuring customers continue to invest in its storage”, Winslow said. “Dell doesn’t walk away from customers.” he said.

Sonia St. Charles, CEO of Davenport Group, a St. Paul, Minn.-based solution provider and Dell channel partner, said that she expects all the Dell and EMC storage lines to be available to customers after the dust settles. “I think Dell will provide end-to-end solutions, and will build common IP [intellectual property] across all the product architectures,” St. Charles told CRN. Dell successfully sold both the EqualLogic and Compellent storage lines for years, and can do so with EMC VNX, St. Charles said. “Now we’re seeing PS Series and Compellent becoming combined,” she said. “That’s what you do. You don’t throw out any of your customer base.”

Q: What are some of your other customers saying? Other customers of Dell have chimed in as wellii.

Shawn Streett, vice president of IT managed hosting at Merkle said. “Right now, we’re very tight with Dell, and we have a good relationship with EMC. We view it as two friends coming together - - two known entities. It would be a different story if we didn’t have a great relationship with one or the other.”

“I think it’s going to be a great move,” Eric Cagle said, Information Systems and Technology Administrator at United Cooperative Services in Cleburne, Texas, “We’re virtualizing almost all of our server infrastructure, and I think as we move forward, it’s only going to be more virtualized. With the Dell hardware and VMware all combined, it’s just going to be an improvement across the board.”

i	Source: ESG Global, November 17, 2015 article Dell EMC Customer Sentiment analysis
ii	Source: Search Storage Tech Target, October 23, 2015, article Dell World 2015: Storage users give thumbs-up to EMC deal

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Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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